DXI Energy Closes Additional C$1.55MM Private Placement
to Fund Q4 2017 Drill Program at Woodrush

VANCOUVER, BRITISH COLUMBIA, September 05, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced, subject to review by the TSX, that it has closed the second tranche of its private placement and has received subscriptions in the amount of C$1,552,400 (25.873 mm shares at C$0.06) .

Funds from the first and second tranche of the private placement amount to C$2,179,270 and will be applied to a drill program at Woodrush targeting new oil production, expansion of oil reserves and the retirement of payables/debt to strengthen the balance sheet of the Company.

At the request of the Company, the TSX has extended the private placement offering period to September 15, 2017.

“We are pleased to close this second tranche and prepare for a Q4-17 drill program focused on low cost, high value netback targets identified by our geo-science team at our Woodrush Project. With these funds, DXI has been revitalized with capital resources and an improved balance sheet to effectively move forward and leverage our C$12mm investment in facility and in-place pipeline servicing the Woodrush production complex. This is a uniquely exciting time for our shareholders as we are now positioned to explore for new oil production and demonstrate the expansive value of our Canadian assets when drilling and completion costs are near recent historical lows”, states Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com